PEAK FINTECH™ GROUP

CSE: PKK | OTCQX: PKKFF

March 2021 Overview

Disclaimer

This presentation is dated March 25, 2021. A preliminary prospectus dated March 11, 2021 (the "preliminary prospectus") containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in the provinces of Alberta, British Columbia, Ontario and Québec. A copy of the preliminary prospectus, and any amendment, is required to be delivered with this presentation The preliminary prospectus is still subject to completion There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the preliminary prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary prospectus, the final prospectus and any amendment for disclosure of those facts, especially risk factors relating to Peak Fintech Group Inc. and the securities offered, before making an investment decision.

General
Unless otherwise indicated or the context otherwise requires, all references in this presentation to "Peak", "Peak Fintech", the "Company," "we," "our," "ours," "us" or similar terms refer to Peak Fintech Group Inc., together with its subsidiaries. All references to "$", "C$", "dollars" are to Canadian dollars. All references to "US$" are to United States dollars. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to such terms in the preliminary prospectus.

Any graphs, tables or other information demonstrating our historical performance or that of any other entity contained in this presentation are intended only to illustrate past performance and are not necessarily indicative of our or such entities' future performance. The information contained in this presentation is accurate only as of the date of this presentation or the date indicated. No securities regulatory authority has expressed an opinion about the securities described herein and it is an offence to claim otherwise.

Cautionary Note Regarding Forward-Looking Information
This presentation contains "forward-looking information" for purposes of applicable Canadian securities laws ("forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "seek", "target", "potential", "will", "would", "could", "should", "continue", "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our financial performance, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Although we base the forward-looking statements contained in this presentation on assumptions that we believe are reasonable, we caution you that actual results and developments (including our financial performance, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this presentation. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates, and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those described in greater detail under "Risk Factors" in the preliminary prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this presentation. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this presentation speaks only as of the date of this presentation, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Trademarks
This presentation includes certain trademarks, which are protected under applicable intellectual property laws and are the property of Peak. Solely for convenience, our trademarks referred to in this presentation may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks to the fullest extent under applicable law. All other trademarks used in this presentation are the property of their respective owners.

Cautionary Note Regarding United States Securities Laws
This presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities of Peak in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities of Peak have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons," as such term is defined in Regulation S under the U.S. Securities Act, unless an exemption from such registration is available.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SECURITIES OF THE COMPANY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED ON THE ACCURACY OR ADEQUACY OF THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Readers should be aware that the acquisition, holding or disposition of the securities described herein may have tax consequences both in Canada and the United States. The tax consequences of the acquisition, holding or disposition of such securities for investors who are resident in, or citizens of, the United States are not described herein. Consequently, any prospective investor is advised to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, foreign and other tax consequences of investing in the securities described herein and acquiring, holding or disposing of such securities. Investing in the securities described herein involves risks. An investment in the securities is suitable only for investors who fully understand, and are capable of bearing, the risks of such investment. Prospective investors should review and consider carefully the information disclosed in the offering documents, including the "Risk Factors" described in the preliminary prospectus.

The Problem

- Over 100M small businesses in China have a hard time getting access to credit
- Blindly knocking on bank doors often leads to rejection and frustration


?

The Lending Hub Ecosystem Solution

- Access to all data on small business that would be required by any lender to qualify the business for credit
  - Accounting software
  - Bank statements
  - Government
  - Other
- Specific lending criteria for each member lending institution
  - Sales
  - Cash conversion cycle
  - Interest coverage ratio
  - ...any other criteria
- Bring together and match small businesses and lending institutions based on AI, analytics and lending criteria
- Free to join Hub and only pay per transaction


Banks
SMEs
Data Providers
Lending HUB
Lending Institutions
Loan Brokers

The Lending Hub Ecosystem Solution

CSE: PKK
OTCQX: PKKFF

SME Value Proposition
- Free to sign up
- No shopping around, we bring lenders to you
- Significantly increase chances of getting funded
- Pre-qualify for credit to be accessed any time
- Several options from variety of lenders

Bank and Lending Institution Value Proposition
- No need to search, we bring ideal clients to you
- Instantly qualify clients based on specific lending criteria
- Minimize lending risk
- Save time and money
- Grow loan portfolio

Loan Brokers Value Proposition
- Minimize wasted leads
- Spend less time gathering data and building files
- Increase commissions



LendingHub业务平台
¥1,000,000.00
2020-06-07
30天
¥1,000,000.00
2020-06-06
28天
¥420,000.00
2020-06-05
27天
¥180,000.00
2020-06-04
43天

2018: Proof of Concept

- Lending platform launched in Wuxi
- Over 2,500 transactions
- Less than 2% loan defaults
- $1.6M in revenue




$1.6M

2018
Revenue

2019: Established Service Demand

- Buy-in from banks and local lending institutions
- Expansion to cities of Jiangyin and Xi'An (in 3 cities by end of 2019)
- Strong service demand
- $11.7M in revenue




$11.7M
2019
Revenue

2020: Growth and Service Expansion

- Acquisition of Jinxiaoer loan brokerage platform
- Over 40K loan sales reps
- 2,700 loan brokerage companies
- 31 cities across China






$40.0M
Forecasted
2020 Revenue

2020: Growth and Service Expansion

- Integration of **Jinxiaoer**, a loan brokerage platform, to Lending Hub (April 2020).

- **1st Major distributor: Beijing Dianjing Company Ltd.**, a consumer electronics product distributor.
- Launched the program with its +60,000 online retail clients.
- Exclusive distribution rights to ~200,000 Petro-China convenience stores and also online retail giant JD.com.

- **2nd distributor: Beijing Jingying Corporate Management Ltd.** brings Peak's Cubeler Lending Hub financing solution to BJM and its +250,000 retail clients.

- China UnionPay subsidiary, **Rongbang Technology Ltd.** ("Rongbang"), a payment processing company.
  - Gives Peak ability to process payments, settles transactions and transfers funds between lending institutions, banks and the businesses that are part of the Lending Hub ecosystem.

- **Social Media Influencers**, relationship with network of almost 55,000 social media influencer with combined 120M+ followers.
  - Influencers are using popular social media platforms sell products and reshape retail industry.
  - The Hub provides short-term loans to help finance influencers' product showcase shows on social media platforms.

Peak adds digital currency and electronic payment features to both Gold River & Cubeler Hub platforms.

2021: Growth and Service Expansion

- **3rd distributor: Xiamen Guangzhui Ltd.**, a beverage distributor that owns distribution rights to several popular beverages in China.
- Exclusive rights for Red Bull energy drinks at PetroChina convenience stores in Guizhou province.

- The launch of a new Cubeler Lending Hub financing program for **JD.com** product suppliers that will allow them to receive cash advances on product orders they get from JD.

- Partnership with **Qiyuesuo**, China's leading digital document signing service provider, that will allow Lending Hub ecosystem members to digitally sign legally binding agreements with one another.

- Strategic partnership agreement with **ShopEx**, who provides a complete suite of solutions and related services to help entrepreneurs & retailers easily create, manage and market stores on China's top e-commerce marketplaces like (to name a few):

  1. TAOBAO: https://www.taobao.com
  2. TMALL: https://www.tmall.com
  3. JD.COM: https://www.jd.com
  4. PINGDUODUO: http://yangkeduo.com
  5. TIK TOK: https://www.douyin.com

PKK acquires banking AI software company Zhongke Software Intelligence Ltd. ("Zhongke"). Zhongke develops analytics and AI software used by banks and financial institutions.

Growth and Expansion Beyond 2021

- City-wide Financial Centres powered by Lending Hub
  - Replicate Jiangyin model to other cities
- Industry-specific solutions
  - Replicate supply-chain model to industries such as trucking and vehicle dealerships
- E-Commerce portals
  - Continue expanding ecosystem to online merchants in partnership with China's largest e-commerce portals
- Other markets
  - Service expansion to North America, Europe and other parts of the world



Stock Information

- Peer companies in Fintech space trading at 10 to 15 times revenue
- Listed in Canada on Canadian Securities Exchange under ticker **"PKK"**
- Listed in US on OTCQX under ticker **"PKKFF"**

Capitalization Table

Shares outstanding:	**124.9 M**
Warrants($0.25 - $1.00):	**22.5 M**
Options:	**8.7 M**
Fully diluted:	**156.1 M**
Stock price:	**$2.92**
Market cap:	**$364.7 M**

(Data as of February 28, 2021)

Some Chinese Commercial Lending Stats

43 Million

Number of SMEs as of December 2018
- China Association for Small & Medium Commercial Enterprises-

$25 Trillion

Total value of commercial loans made in 2018 (in CAD$)
- Statistics and Analysis Dept. of the People's Bank of China -

8,351

Number of non-bank lenders as of Dec. 2018
- Statistics and Analysis Dept. of the People's Bank of China -

1-2 Weeks

Average time it takes to process and make decision on a loan application
- Statistics and Analysis Dept. of the People's Bank of China -

73 Million

Number of micro enterprises* as of Dec. 2018
- China Association for Small & Medium Commercial Enterprises -

4,034

Number of chartered banks as of Dec. 2018
- China Banking and Insurance Regulatory Commission -

24%

Percentage of total 2018 commercial loans made to SMEs and micro enterprises
- Statistics and Analysis Dept. of the People's Bank of China -

* According to Wikipedia, a micro enterpriseis a business with 9 or fewer employees

Subsidiaries Overview & Revenue Model

Asia Synergy Data Solutions

Manager of the Lending Hub ecosystem

- Service fees related to Lending Hub transactions

Asia Synergy Financial Capital

Lender and financial services provider

- Interest income earned on loans made

Asia Synergy Credit Solutions

Provider of credit outsourcing services to banks and lenders

- Service fees to manage loans on behalf of banks and lenders

Asia Synergy Supply Chain

Marketer of Lending Hub supply-chain related services

- Service fees related to Lending Hub supply- chain transactions

Asia Synergy Technologies

Manager of Gold River product purchase and logistics platform linked to Lending Hub. Gold River allows clients to order products that require financing and provides them with access to supply-chain logistics software

- Service fee for facilitating product purchase transactions

Jin Xiaoer

Manager of loan brokerage platform linked to Lending Hub

- Membership and service fees charged to loan sales reps and loan brokerage companies

Peak Fintech Group Management



Johnson Joseph, MBA
Peak Group CEO

Johnson has been CEO of the Peak Group since 2011, guiding the company through a number of challenging periods and adjusting its business model to changing and difficult market conditions. He led the company's transition from being a software development company to an asset management company focused the Chinese Fintech and financial services sectors. His vision of giving Canadian investors access to some of China's most promising tech sector opportunities is now the driving force behind Peak's operations. Prior to joining Peak, he spent 8 years in the financial services industry with one of Canada's largest mutual fund and asset management companies. Johnson holds an MBA in Information Technology from HEC Montreal and a Bachelor's degree in Finance from Texas Tech University.



Liang Qiu, M. Sc.
Peak Group China CEO, Asia Synergy Data Solutions CEO

Liang "Golden" Qiu is a successful IT entrepreneur. Prior to joining the Peak Group, he was the co-founder and CTO of Longkey Software Technology, a provider of cloud-based Software as a Service (SaaS) business management applications to small and medium size businesses. In his role as Peak Group China CEO, he's responsible for the overall execution of the company's strategic plan in China, both from a technological development and business development standpoint. He also serves as the main liaison between the Peak Group and all of its Chinese subsidiaries. Mr. Qiu holds a Master's degree in Computer Science from McGill University.



Jean Landreville, CPA, CA
Peak Group CFO

Jean is a senior executive with over 30 years of experience, acquired in Europe and Canada, in strategic, financial and operational management of various sizes of companies ranging from SMEs to large corporations in a number of manufacturing and services sectors. As the Director of Finance of a high-profile international construction group in France he contributed to the restructuring of the group's financial and operational management. He also successfully led several financial and operational restructurings in Canada through strategic and tactical initiatives to support business growth, contract negotiations, business flow optimization and human resource management. Jean is a CPA, CA and holds a Bachelor's degree in Business Administration from HEC Montreal.



Bin Xu, CPA, CGA, MBA
Peak Group China Director of Finance

Bin's professional career began as a Financial Auditor with Ernst and Young in Shanghai. He then spent 4 years as the Finance Manager of a Shanghai-based international garment exporter, where his rich experience in managing relationships with the Chinese government and regulatory authorities was of critical value to the growth of the business. He moved to Montreal in 2015 where he most recently worked as a Financial Analyst at BNP Paribas Canada before joining the Peak Group. His fluency in Mandarin, English and French, his experience as a financial auditor and unique skillset all see him play a key role in the evolution of the Peak Group's operations in China. Bin is a CPA, CGA and holds an MBA from HEC Montreal.

Peak Fintech Group Management



Changsheng Zhuo, B. Sc.
Asia Synergy Financial Capital CEO

Changsheng has over 15 years of experience in the financial services industry. He founded and served as the Chairman of Shanghai Chinguan Industrial Company Ltd., which provided financial consulting and loan insurance services to SMEs in the apparel and supply-chain industries. Just prior to becoming CEO of ASFC in June 2018, He served as the general manager of financial services company Jiu Dong Ltd., which is a minority partner in ASFC. His experience and knowledge of the various facets of Chinese financial services, and his understanding of complex financial software platforms allow him to significantly contribute to the overall success of the Peak Group in China. Changsheng holds a Bachelor's degree in Computer Science from Central University of Finance and Economics in Beijing.



Haiqing Li, M. Mgt.
Asia Synergy Supply Chain CEO

Haiqing is an accomplished entrepreneur with deep ties to the supply-chain and financial services industries in Jiangyin. His professional career spans more than 18 years during which he founded and managed a number of successful companies, including of Jiangsu Zhongpu Financial Outsourcing Service Ltd. (ZFOS). With support from local and regional governments, ZFOS provides a comprehensive service offering to Jiangyin's supply-chain industry. In June 2019, ZFOS and Peak Group subsidiary ASDS joined forces to create ASSC and he was named CEO of ASSC. Haiqing holds a Bachelor's degree in Business Administration and a Master's degree in Management Science from Suzhou University of Science and Technology.



Jiangang Qiu, CFP, BBA. Fin. Asia Synergy Credit Solutions CEO

Jiangang brings a unique blend of entrepreneurial and banking experience to his role of CEO of ASCS. His professional career of more than 25 years in the financial services industry saw him occupy positions at some of China's most notable banks and financial institutions, including serving as Director of Credit at Ping An Bank. In 2015, after several years as an executive at China Construction Bank, one of China's "Big Four" banks, he founded Wenyi Financial Services Company Ltd. Wenyi was created as a turnkey credit outsourcing company to help banks meet the credit needs of SMEs. In December 2018, the Peak Group acquired Wenyi's operations, transferred them to ASCS and appointed him CEO of ASCS. Jiangang is a Certified Financial Planner and holds a Bachelor's degree in Finance from Nanjing University of Finance and Economics.



Tiegang Li, B. Sc.
Jinxiaoer CEO

Tiegang started his career in the financial services industry in 2013 as Risk Control Director at Shanghai- based Financial Confidence Service Ltd. While there, he undertook the task of building a standardized risk control system that included borrower qualification scoring and risk control features. He went on to launch and operate Yatland Business Consulting Co., Ltd., a company active in the realm of vehicle and mortgage loan assistance. He eventually returned to Financial Confidence Service Ltd. as the company's National General Manager where he managed 93 branch offices throughout China, all providing vehicle and mortgage loan related services. He eventually left that position to create Jinxiaoer in 2016 and grew the platform to over 40,000 registered loan sales reps by the end of 2018. Tiegang attended Shanghai Ocean University where he obtained a Bachelor's degree in Logistics Management.

Peak Fintech Group Management



John Roumeliotis
Director of Operations, Peak Group China

Prior to Joining Peak, John spent 8 years at LongKey Software Ltd. in Wuxi, where he served as Creative Director and later COO, responsible for the company's brand and corporate image and managing a team of 40 designers, web developers and public relations managers. He left LongKey in 2016 and went on to create ChinaHow, a travel & business social media company providing services to business and leisure travelers as well as expats living in China. The ChinaHow app helps users in China find and connect with businesses and each other via a communication platform that supports text/voice messaging as well as file and photo sharing.

Before moving to China in 2008, John had a successful career in Canada as a marketing executive. In 1992, he started a marketing firm in Montreal called BuyDesign Inc., which later became BlackInk Communication Inc. The firm attracted such high-profile clients as Abbott Laboratories, and the Montreal Forum (home of the Montreal Canadiens hockey club at the time).



Mei Li, BEcon
Banking Business Development Manager, Peak Group

Ms. Li spent almost 20 years working in China's commercial banking industry where she occupied various management positions at some of the country's largest banks, including the Industrial and Commercial Bank of China (ICBC) and Ping An Bank among others. Having spent most of her professional career in China's regulatory, financial and economic hubs, including Beijing, Shanghai, Shenzhen (known as China's Silicon Valley) and Hangzhou (often rated as China's best commercial city by Forbes Magazine), she has extensive knowledge of the country's banking regulations, the regional characteristics of the sector and the opportunities they offer. She joined the Peak Group in the fall of 2019. In her role as Banking Business Development Manager, she helps identify and assess opportunities in the Chinese banking sector, as well as ways to work with Canadian banks for the benefit of Canadian companies operating in China.

Peak Fintech Directors & Advisors



Charles-Andre Tessier, LL. L.
Peak Group Chairman

Charles-Andre is a business lawyer and advisor working primarily in the IT, telecom and manufacturing sectors. He has either held positions with or serviced companies such 20-20 Technologies Inc., R3D Consulting Inc., DMR Group Inc., BioChem Pharma, and BCF Business Lawyers LLP just to name a few. He sits on the board of a number of private and public companies and non-profit organizations and sat on the Executive Committee of the Association of Canadian General Counsel. Charles-Andre holds a Civil Law degree and a Bachelor's degree in Administration from the University of Ottawa and has been a member of the Barreau du Quebec since 1980.



Sheldon Inwentash, B.Comm., CA., CPA., LL.D
Peak Group Strategic Advisor

Sheldon is the Founder, Chairman and CEO of ThreeD Capital Inc. He has more than 30 years of investing experience. He co-founded Visible Genetics, the first commercial pharmacogenomics company, in 1994 and exited in 2001 to Bayer. Through two decades leading Pinetree Capital, Sheldon created significant shareholder value through early investments in various companies.
He obtained his B.Comm from the University of Toronto and is a Chartered Professional Accountant. In 2007, he was an Ontario finalist for the Ernst & Young entrepreneur of the year award. In 2012, Sheldon received an honorary degree, doctor of laws (LL.D) from the University of Toronto for his valuable leadership as an entrepreneur, his philanthropy, and inspirational commitment to making a difference in the lives of children, youth and their families.



Michael Pesner, CPA, CA
Peak Group Director and Chair of Audit Committee

Michael is President of Hermitage Canada Finance Inc., a company he founded in 2002 that provides financial advisory, mergers and acquisitions as well as financial advisory services to public and private corporations in diverse industries. Prior to that, he spent 26 years at KPMG and predecessor firms where he accumulated a considerable amount of experience in financial management, corporate governance, and investment banking, including M&A transactions as well as debt and equity financing.
His past and present directorship experience includes KPMG, David's Tea, Fonds Régional de Montréal, FTQ, Well.ca, Le Château, SAQ (Société des alcools du Québec) and Wallbridge Mining to name just a few. His roles in various capacities including Lead Director, Audit Committee Chair, and Governance Committee Chair at such high-profile organizations earned him the distinction of being named as one of Quebec's Top 10 Corporate Directors in Montreal's Les Affaires newspaper.

Peak Fintech Directors & Advisors



Dana Ades-Landy, B.Sc., MBA

Peak Group Director and Chair of Governance and Nomination Committee

Dana has 25+ years of experience in strategic development and governance in the banking and financial services sector, currently holding a position with the National Bank of Canada. Prior to that she has held senior positions at KPMG, Laurentian Bank of Canada and Scotiabank before serving as CEO of the Quebec chapter of the Heart and Stroke Foundation of Canada. Ms. Ades-Landy is a well-known advocate for the advancement of women in business, acting as the President and Chair of the Financial Women's Association of Quebec for 10 years, named one of Canada's Top 100 Most Powerful Women in 2007 and 2009. Ms. Ades-Landy sits on the board of several high-profile organizations, including Alithya Group Inc., a leader in digital transformation and strategy, and BFL Insurance, the largest private insurance brokerage in Canada. Ms. Ades-Landy holds a Bachelor of Science degree from McGill University and a Master of Business Administration in Finance from Concordia University.



Mark Dumas, B.Sc.

Peak Group Director and Chair of Human Capital and Compensation Committee

Mark Dumas is an experienced executive and entrepreneur, having founded and been a key part of several companies and organizations. Mark is currently Chief Strategy Officer at Culmen International, a private equity backed multinational corporation which has grown significantly since Culmen hired Mark through its acquisition of a subsidiary of one of Mark's companies. Prior to Culmen, Mark founded, grew, and sold PlanetRisk (2014-2018), which provided solutions for commercial and government customers such as Apple and Starbucks to forecast and manage security risk. Prior to PlanetRisk, Mark was a key part of the Corporate Development team as a Vice President at then NASDAQ-listed GeoEye (2010-2013) where he played an active role in M&A. Prior to GeoEye, Mark founded, grew, and sold SPADAC (2002-2010), which was a technical sciences company that developed machine learning solutions and provided services to forecast risks and threats for the US Government. SPADAC paced the Inc.500 for several years of rapid growth. Since its founding in 2016, Mark has been the Managing Director of Riverbend Capital 96, a venture capital firm. Mark is a seasoned M&A executive on buy side, sell side, and general fundraising, and has been a part of over 45 M&A deals and counting. Mark holds 2 patents and 1 pending patent, is a Distinguished Fellow from the Bagley College of Engineering at Mississippi State University, where he graduated with a Bachelor of Science degree in Electrical Engineering.

PEAK FINTECH™
GROUP